SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 February 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 2 February 2007

99.1

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of listed company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non- beneficial interest;
or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Group Plc and its subsidiary undertakings

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

Not notified

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

Share interest as at 31 January 2007

11) Date listed company informed

1 February 2007

12) Total holding following this notification

The Company has been notified that, as at 31 January 2007, Legal & General Group
Plc and its subsidiary undertakings held a notifiable interest in 11,927,715 ordinary shares of InterContinental Hotels Group PLC, equivalent to 3.34% of the
Company's current issued and voting share capital.

This notification was a first notification under the DTR Sourcebook, made in accordance with the FSA's Disclosure and Transparency Rules, effective from 20
January 2007.  The Company had previously been notified of Legal & General Group
Plc's interest in over 3% of its share capital.

13) Total percentage holding of issued class following this notification

3.34%

14) Any additional information

None

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name of duly authorised officer of the listed company responsible for making this notification

Catherine Springett

17) Date of notification

2 February 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 February 2007